Silver Standard Resources Inc.

Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(expressed in thousands of United States dollars)

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying consolidated financial statements, Management Discussion and Analysis (“MD&A”) and all financial information in the Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments. When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances. The financial information presented elsewhere in the Annual Report is consistent with that in the consolidated financial statements.

Management, under the supervision of and the participation of the President and Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and U.S. securities regulations. We, as President and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Sarbanes-Oxley Act of 2002.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee which is independent from management.

The Audit Committee is appointed by the Board of Directors and reviews the consolidated financial statements and MD&A; considers the report of the external auditors; assesses the adequacy of our internal controls, including management’s assessment described below; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters. The Audit Committee reports its findings to the Board for consideration when approving the consolidated financial statements for issuance to the shareholders and management’s assessment of the internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2010 using criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

PricewaterhouseCoopers LLP, our auditor, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report which appears herein.

“John Smith”	“Tom S.Q. Yip”
John Smith	Tom S.Q. Yip
President	Chief Financial Officer

February 28, 2011

Independent Auditor’s Report

To the Shareholders of Silver Standard Resources Inc.

We have completed integrated audits of Silver Standard Resources Inc.’s (“ the Company”) December 31, 2010, 2009 and 2008 consolidated financial statements and an audit of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements
We have audited the accompanying consolidated financial statements of Silver Standard Resources Inc., which comprise the consolidated balance sheets as at December 31, 2010 and December 31, 2009, and the consolidated statements of earnings (loss), comprehensive income (loss), shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for effective internal control over financial reporting to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Silver Standard Resources Inc. as at December 31, 2010 and December 31, 2009 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

Report on internal control over financial reporting
We have also audited Silver Standard Resources Inc.’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Management’s responsibility for internal control over financial reporting
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Controls over Financial Reporting.

Auditor’s responsibility
Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Inherent limitations
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion
In our opinion, Silver Standard Resources Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control — Integrated Framework issued by COSO.

Signed “PricewaterhouseCoopers LLP”

Chartered Accountants
February 28, 2011
Vancouver, Canada

Silver Standard Resources Inc.
Consolidated Balance Sheets
As at December 31, 2010 and 2009
(expressed in thousands of United States dollars)

	Note	2010	2009
		$	$
Assets
Current assets
Cash and cash equivalents		232,311	26,659
Accounts receivable		30,323	6,238
Marketable securities	6b	33,465	17,863
Inventories	5	40,176	20,565
Prepaid expenses and deposits		5,779	2,013
Asset held for sale	10b (ii)	-	1,859
		342,054	75,197

Restricted cash	12	2,071	1,934
Convertible debenture receivable	6c	7,180	6,081
Value added tax recoverable	8	70,782	54,095
Investment accounted for under the equity method	9	226,271	-
Mineral properties and property, plant, and equipment	10	613,659	612,618

		1,262,017	749,925
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities		32,132	48,265
Accrued interest on convertible notes	11	2,076	2,076
Current portion of future income tax liability	16	3,047	-
Current portion of asset retirement obligations	12	955	341
		38,210	50,682

Asset retirement obligations	12	12,768	11,150
Taxes payable		3,672	3,370
Future income tax liability	16	57,392	36,798
Long-term convertible notes	11	118,203	110,739
		230,245	212,739

Shareholders' Equity
Share capital	13	671,542	538,700
Value assigned to stock options	13	42,660	40,417
Value assigned to convertible notes	11	37,383	37,383
Contributed surplus		510	510
Accumulated other comprehensive income (loss)		1,515	(11,747)
Retained earnings (deficit)		277,666	(68,573)
Equity attributable to Silver Standard shareholders		1,031,276	536,690

Non-controlling interest		496	496

Total Shareholders' Equity		1,031,772	537,186

		1,262,017	749,925

Subsequent events (note 10b (i) and 20)
Commitments (note 6d)

Approved on behalf of the Board of Directors

“John R. Brodie”	“John Smith”
John R. Brodie, FCA	John Smith
(Chairman of the Audit Committee)	(Director)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Earnings (Loss)
For the years ended December 31, 2010, 2009 and 2008
(expressed in thousands of United States dollars, except per share amounts)

	Note	2010	2009	2008
		$	$	$

Revenue		112,256	5,442	-

Cost of sales		75,971	5,926	-
Depletion, depreciation and amortization		26,327	2,039	-
Earnings (Loss) from mine operations		9,958	(2,523)	-

General and administration expense		20,853	10,287	9,031
Stock-based compensation expense	13b	8,868	6,319	9,601
Property examination and exploration expense		2,400	459	340
Reclamation and accretion expense	12	1,669	366	318
			-	-
Loss from operations		(23,832)	(19,954)	(19,290)

Other income (expenses)
Investment income		1,400	1,100	3,039
Foreign exchange gain		1,239	4,993	200
Gain on sale of mineral properties and property, plant and equipment	10b	402,009	167	31,463
Other income (expense)	18	2,713	(2,712)	3,109
Interest expense and financing fees	11	(13,916)	(1,095)	(6,499)
Share of loss of equity investee	9	(77)	-	-
		393,368	2,453	31,312

Earnings (loss) before income taxes		369,536	(17,501)	12,022

Income tax recovery (expense):
Current income taxes	16	(2,600)	2,221	(14,575)
Future income taxes	16	(20,697)	2,087	(3,393)

		(23,297)	4,308	(17,968)

Earnings (Loss) for the year		346,239	(13,193)	(5,946)

Weighted average shares outstanding (thousands)
Basic		77,972	68,845	62,694
Diluted		78,356	68,845	62,694

Earnings (Loss) per share	13d
Basic		4.44	(0.19)	(0.09)
Diluted		4.42	(0.19)	(0.09)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008
(expressed in thousands of United States dollars)

	Note	2010	2009	2008
		$	$	$

Operating activities
Earnings (loss) for the year		346,239	(13,193)	(5,946)
Items not affecting cash
Depletion, depreciation and amortization		26,609	2,268	288
Stock-based compensation		8,868	6,319	9,601
Asset retirement obligations accretion		1,503	346	335
Gain on sale of mineral properties and property, plant and equipment	10	(402,009)	(167)	(31,463)
Loss (gain) on sale of investments and assets		(3,114)	1,279	(25,789)
Unrealized (gain) loss on held-for-trading financial instruments		102	(412)	(114)
Accretion expense on convertible notes		7,464	571	1,283
Accrued interest on convertible debenture		(865)	(703)	(339)
Write-down of mineral properties		238	377	-
Write-down of investments and convertible debenture		-	4,115	22,794
Share of loss of equity investee		77	-	-
Future income tax (recovery) expense		17,650	(2,087)	3,393
Increase in non-current taxes payable		-	-	3,180
Foreign exchange (gain) loss		2,325	(3,653)	(9,163)
Increase (decrease) in non-cash working capital items	17	(16,197)	(35,003)	12,847
Cash used in operating activities		(11,110)	(39,943)	(19,093)

Financing activities
Shares issued for cash		130,707	155,578	2,192
Share issue cash costs		(6,631)	(9,165)	-
Proceeds from issuance of convertible notes		-	-	138,000
Financing costs related to equity portion of convertible notes financing		-	-	(1,473)
Cash generated by financing activities		124,076	146,413	138,719

Investing activities
Expenditures on mineral properties		(52,912)	(25,157)	(36,756)
Settlement of payables for property, plant and equipment		(50,564)	(127,037)	(132,919)
Increase in value added tax recoverable (net)		(19,344)	(23,763)	(24,401)
Proceeds from sale of marketable securities and other investments		11,015	24,133	2,780
Proceeds from sale of silver bullion		-	-	39,648
Net proceeds from sale of mineral properties		204,491	-	22,435
Cash generated (used in) investing activities		92,686	(151,824)	(129,213)

Increase (decrease) in cash and cash equivalents		205,652	(45,354)	(9,587)

Cash and cash equivalents - Beginning of year		26,659	72,013	81,600

Cash and cash equivalents - End of year		232,311	26,659	72,013

Supplementary cash flow information (note 17)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2010, 2009 and 2008
(expressed in thousands of United States dollars)

	Note	2010	2009	2008
		$	$	$

Earnings (loss) for the year		346,239	(13,193)	(5,946)
Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities, net of tax	6b	14,790	7,367	(14,785)
Realized gain on sale of marketable securities recycled to net earnings (loss), net of tax	6b	(2,645)	(1,513)	(1,734)
Foreign exchange gain on marketable securities		1,117	1,968	-
Translation adjustment on foreign operations		-	-	(97,587)
Other comprehensive income (loss) for the year		13,262	7,822	(114,106)
Comprehensive income (loss) for the year		359,501	(5,371)	(120,052)

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2010, 2009 and 2008
(expressed in thousands of United States dollars)

	Common Shares		Values	Values		Accumulated
			assigned	assigned to		other	Retained
	Number of		to stock	convertible	Contributed	comprehensive	earnings		Non-controlling	Total
	shares	Amount	options	notes	Surplus	income (loss)	(deficit)	Total	interest	Equity
	(thousands)	$	$	$	$	$	$	$	$	$

Balance, December 31, 2007	62,569	386,597	27,706	-	510	94,537	(49,434)	459,916	496	460,412

Issued for cash:
Exercise of options	186	2,192	-	-	-	-	-	2,192	-	2,192
Stock based compensation expense	-	-	9,662	-	-	-	-	9,662	-	9,662
Value of options exercised	-	866	(866)	-	-	-	-	-	-	-
Value assigned to convertible notes	-	-	-	37,383	-	-	-	37,383	-	37,383
Other comprehensive loss	-	-	-	-	-	(114,106)	-	(114,106)	-	(114,106)
Loss for the year	-	-	-	-	-	-	(5,946)	(5,946)	-	(5,946)

Balance, December 31, 2008	62,755	389,655	36,502	37,383	510	(19,569)	(55,380)	389,101	496	389,597

Issued for cash:
Public offering	8,824	150,000	-	-	-	-	-	150,000	-	150,000
Share issue costs	-	(9,165)	-	-	-	-	-	(9,165)	-	(9,165)
Exercise of options	386	5,578	-	-	-	-	-	5,578	-	5,578
Stock based compensation expense	-	-	6,547	-	-	-	-	6,547	-	6,547
Value of options exercised	-	2,632	(2,632)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	7,822	-	7,822	-	7,822
Loss for the year	-	-	-	-	-	-	(13,193)	(13,193)	-	(13,193)

Balance, December 31, 2009	71,965	538,700	40,417	37,383	510	(11,747)	(68,573)	536,690	496	537,186

Issued for cash:
Public offering	6,729	114,389	-	-	-	-	-	114,389	-	114,389
Share issue costs	-	(4,821)	-	-	-	-	-	(4,821)	-	(4,821)
Exercise of options	971	16,318	-	-	-	-	-	16,318	-	16,318
Stock based compensation expense	-	-	9,199	-	-	-	-	9,199	-	9,199
Value of options exercised	-	6,956	(6,956)	-	-	-	-	-	-	-
Other comprehensive income	-	-	-	-	-	13,262	-	13,262	-	13,262
Earnings for the year	-	-	-	-	-	-	346,239	346,239	-	346,239
Balance, December 31, 2010	79,665	671,542	42,660	37,383	510	1,515	277,666	1,031,276	496	1,031,772

The accompanying notes are an integral part of the consolidated financial statements

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

1	NATURE OF OPERATIONS

We are a mining company that has assembled a portfolio of silver-dominant projects since 1994. These projects are located predominantly in the Americas. Prior to December 1, 2009, we were a development stage company. With the Pirquitas Project entering production December 2009, we are now focused on operating and producing silver from our Pirquitas Mine, and on advancing our other principal projects and project pipeline. These include the San Luis, Pitarrilla, San Agustin and Diablillos projects. In addition to our principal projects, we hold a geologically-diverse portfolio of other predominantly silver projects in various stages of exploration. Certain of our projects also contain significant gold resources.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, our ability to obtain necessary financing to complete the development of those properties, our ability to dispose of them on an advantageous basis, and upon future profitable production. The amounts shown as mineral properties represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2	SIGNIFICANT ACCOUNTING POLICIES

Generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The significant differences between these principles and those that would be applied under U.S. generally accepted accounting principles and requirements promulgated by the Securities and Exchange Commission (collectively “U.S. GAAP”), as they affect the company, are disclosed in note 21.

Basis of presentation

The consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries, the most significant of which are presented in the following table:

Subsidiary	Location	Ownership	Project

Candelaria Mining Company	Delaware	100%	Candelaria
Mina Pirquitas, Inc.	Delaware	100%	Pirquitas
Maverick Silver Inc.	Nevada	100%	Maverick Springs
Sociedad Minera Berenguela S.A.	Peru	100%	Berenguela
Reliant Ventures S.A.C.	Peru	70%	San Luis(1)
Minera Silver Standard Chile S.A.	Chile	100%	Challacollo
Pacific Rim Mining Corporation Argentina, S.A.	Argentina	100%	Diablillos
Silver Standard Australia Pty Limited	Australia	100%	Bowdens
Silver Standard Durango S.A. de C.V.	Mexico	100%	Pitarrilla
Silver Standard Mexico S.A de C.V	Mexico	100%	San Marcial, Nazas and
			others
Silver Standard Exploraciones S.A. de C.V.	Mexico	100%	Veta Colorada and others

(1)See also note 20 “subsequent events”

All inter-company transactions and balances have been eliminated on consolidation.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management’s judgment is applied are accounts receivable, inventories, convertible debenture receivable, accrued liabilities, convertible notes, depreciation, the assessment of asset impairment, stock-based compensation, future income tax valuation reserves, ore reserve determinations and asset retirement obligations. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications of prior year balances have been made to conform to the current year presentation. These reclassifications have had no impact on previously reported total current assets, total assets and working capital position, and do not affect previously reported cash flows from investing and financing activities.

Foreign currency translation

Effective January 1, 2009, we determined that our functional currency had changed from the Canadian dollar to the U.S. dollar as a result of a change in the nature of our operations. As a result of the change in our functional currency, effective January 1, 2009, our integrated foreign currency operations have been translated to U.S. dollars using the temporal method on a prospective basis. Under the temporal method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date; non- monetary items are translated at historic exchange rates; and income and expense items are translated at the average exchange rate for the period. Translation gains and losses are recognized in the Consolidated Statement of Earnings (Loss).

Financial Instruments

Our financial instruments are comprised of cash and cash equivalents, marketable securities, accounts receivable, restricted cash, convertible debenture receivable, accounts payable, accrued liabilities, and convertible notes.

Cash and cash equivalents

Cash and cash equivalents include cash, bank balances and short-term investments with original maturities of 90 days or less. Cash equivalents are composed of short-term investments held with provinces of Canada, and federally with Canada or the United States of America or their respective agencies. Cash and cash equivalents are designated as loans and receivables.

Accounts receivable

Accounts receivable are designated as loans and receivables and are stated at carrying values, which approximate fair values due to their short-term maturity or capacity of prompt liquidation.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Marketable securities

Marketable securities are reported at their fair market value based on quoted market prices. Marketable securities are designated as available-for-sale financial instruments.

Restricted cash

Restricted cash is designated as available-for-sale.

Convertible debenture receivable

Convertible debenture receivable consists of a note receivable component and a conversion feature component. The note receivable component is designated within loans and receivable and is recorded at amortized cost. The conversion feature is a derivative and is recorded at fair value based on the Black- Scholes model, with changes in fair value reflected in earnings.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities are designated as other liabilities and are stated at carrying values, which approximate fair value due to their short-term maturity.

Convertible notes

The fair value of the convertible notes was initially allocated between debt and equity (note 11). The debt component of the convertible notes is designated as an other liability and related transaction costs on the debt component were expensed as incurred. Interest expense related to development expenditures incurred on the Pirquitas Project was capitalized to construction in progress until the commencement of production in December 2009.

Inventories

Stockpiled ore and finished goods inventories are valued at the lower of cost and estimated net realizable value (“NRV”). Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Production stripping costs are included in inventories as incurred. NRV is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form and the estimated costs to sell.

Any write-downs of inventory to NRV are recorded as cost of sales in the Statement of Earnings (Loss). If there is a subsequent increase in the value of inventories, the previous write-downs to NRV are reversed to the extent that the related inventory has not been sold.

Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing and includes fine ore stockpile, after crushing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the average cost per tonne. Stockpiled ore tonnages are verified by periodic surveys.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Finished goods inventory includes concentrates at our Pirquitas mine and in transit inventory.

Materials and supplies inventories are valued at the lower of average cost and NRV. Costs include acquisition, freight and other directly attributable costs.

Mineral property costs and property, plant and equipment

Mineral property costs

We record our interests in mineral properties at cost. Where applicable, cost includes acquisition costs, exploration and development expenditures, interest expense and finance costs allocable to the cost of mine development and construction, and holding costs to maintain a property. These costs are amortized using the units-of-production method against future production or are written-off if the properties are sold, allowed to lapse or abandoned. Development costs incurred after the commencement of commercial production are capitalised to the extent they are expected to give rise to future economic benefits. General exploration is expensed in the period incurred.

Option payments received are treated as a reduction of the carrying value of the related mineral property and deferred costs until the payments are in excess of costs incurred, at which time they are then credited to income. Option payments are at the discretion of the optionee, and accordingly, are accounted for on a cash basis or when receipt is reasonably assured.

Our management regularly reviews the recoverability of the carrying value of each mineral property. Where information and conditions suggest impairment, estimated future cash flows are calculated using estimated future prices, proven and probable reserves, weighted probable outcomes and operating capital and reclamation costs on an undiscounted basis. If it is determined that the future cash flows are less than the carrying value, a write-down to the estimated fair value is expensed for the period. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses if carrying values can be recovered. If the carrying values exceed estimated recoverable values, then the costs are written-down to fair values with the write-down expensed in the year.

Management’s estimates of future mineral prices, recoverable resources, initial and operating capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of mineral property costs. Although management has made its best estimate of these factors, it is possible that changes could occur that could adversely affect management’s estimate of the net cash flows to be generated from its properties.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the useful life of the asset, ranging from two to fourteen years, once the asset is put in service. Construction in progress is recorded at cost and transferred to building, mining equipment and machinery when the related asset becomes available for use. Depreciation for mining equipment and machinery is calculated on a straight-line basis over the useful life of the equipment, or the life of mine, when it becomes available for use. Leasehold improvements are amortized over the shorter of their economic lives and the lease term plus lease renewals, if any, only when such renewals are reasonably assured. Depreciation charges on assets that are directly related to mineral properties are allocated to that mineral property.

Where an item of property, plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of property, plant and equipment.

We assess if an impairment loss exists when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of the loss is measured as the amount by which the long-lived asset’s carrying value exceeds its fair value.

Revenue recognition

Revenue is recognized upon delivery when title and risk of ownership of metal bearing concentrate passes to the buyer and when collection is reasonably assured. This occurs when title and insurance risk have passed to the customer and the goods have been delivered to a contractually agreed location.

Concentrate sales are provisionally priced, such that the price is not settled until a predetermined future date, typically one month after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment based upon provisional assays and quoted metal prices. Revenues are initially recorded under these contracts at the time title passes to the buyer based on the prevailing market price at the date of the provisional invoice, with final settlement generally from one to three months after delivery. As a result, the value of our concentrate receivables changes as the underlying commodity market prices vary. This component of the contract is an embedded derivative, which is recorded at fair value with changes in fair value recorded in revenues. Adjustments to revenue for metal prices are recorded at each reporting date and other adjustments related to the final settlement of weights and assays are recorded on final settlement. Revenue from the sale of metal concentrate is recorded net of charges for treatment, refining and smelting.

Revenues from the sale of material by-products are included within revenue. Where a by-product is not regarded as significant, sales proceeds may be credited against cost of sales.

Stripping costs

Stripping costs comprise the removal of overburden and other waste material from the mine. Stripping costs incurred during the development of a mine are capitalized and depleted on a unit-of production basis, using estimated total proven and probable reserves as the depletion base.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Stripping costs incurred during the production phase are variable production costs that are included in the costs of production during the period that the stripping costs are incurred. Stripping costs resulting in a future benefit to the mineral property by providing access to additional ore reserves are capitalized and amortized over the relevant mineral reserves.

Asset retirement obligations

We recognize a liability for our legal obligations associated with the retirement of property, plant and equipment when the liability is incurred. A liability is recognized initially at fair value and the resulting amount is capitalized as part of the asset’s carrying value unless the asset has been previously written-off, in which case the amount is expensed. The liability is accreted over time through periodic charges to earnings. In subsequent periods, we adjust the carrying amounts of the asset and the liability for changes in estimates of the amount or timing of underlying future cash flows. The fair value of the legal obligation for asset retirement is assessed each reporting period.

It is reasonably possible that our estimates of our ultimate reclamation and site restoration liability could change as a result of changes in regulations or cost estimates. The effect of changes in estimated costs is recognized on a prospective basis.

Stock-based compensation

Compensation expense for stock options granted to employees or non-employees is measured at fair value using the Black-Scholes valuation model and is recognized over the vesting period of the options granted. In situations where stock options are granted in exchange for services directly related to specific mineral properties, the expense is capitalized against that mineral property. The value assigned to stock options shown on the balance sheet is subsequently reduced if the options are exercised and the amount so reduced is then credited to share capital. Any values assigned to stock options that have expired are transferred to contributed surplus.

Units issued under the Deferred Share Unit plan (“DSU plan”) are initially recorded at fair value and classified as accrued liabilities and subsequently remeasured at each reporting date.

Income taxes

The liability method of income tax allocation is used and is based on differences between the accounting and tax bases of assets and liabilities. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Borrowing costs

Borrowing costs directly attributable to the acquisition or construction of qualifying assets are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

2	SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Earnings (loss) per share

Earnings (loss) per share is calculated based on the weighted average number of common shares issued and outstanding during the year. We follow the treasury stock method in the calculation of diluted earnings per share. Under this method, the weighted average number of shares includes the potential net issuances of common shares for “in-the-money” options assuming the proceeds are used to repurchase common shares at the average market price during the period, if dilutive.

3	CHANGES IN ACCOUNTING POLICIES

Business combinations and related sections

Effective January 1, 2010, we elected to adopt Chartered Accountants Handbook (“CICA”) Handbook Sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602 “Non- Controlling Interests” on a prospective basis. The adoption of these standards required us to record our investment in Pretium initially at fair value, and present non-controlling interest within shareholders’ equity on the balance sheet.

Financial Instruments

Amendments to Canadian Institute of Chartered Accountants Handbook (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, related to clarification on the recognition of prepayment options embedded in a debt instrument and on the calculation of interest on a financial asset after recognition of an impairment loss are effective January 1, 2011 on a prospective basis, with early adoption permitted. We have elected to adopt this standard on a prospective basis effective January 1, 2010. The adoption of these amendments did not have a material impact on our consolidated financial statements.

4	SILVER BULLION

In March 2008, we sold our silver bullion for cash proceeds of $39,648,000, which resulted in a gain of $23,699,000 during the year ended December 31, 2008. No tax expense was recorded as we had sufficient tax pools to offset the taxable gain on the sale.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

5	INVENTORIES

	2010	2009
	$	$

Finished goods	6,919	6,141
Stockpiled ore	26,327	9,310
Materials and supplies	6,930	5,114
	40,176	20,565

During the year ended December 31, 2010, we recorded net inventory write-downs totalling $6,700,000 (2009 - $1,022,000; 2008 - $nil) resulting from inventory cost exceeding NRV of inventory.

6	FINANCIAL INSTRUMENTS

As at December 31, 2010, the carrying and fair values of our financial instruments by category are as follows:

	2010
	Held for	Loans &	Available	Other financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
Financial assets	$	$	$	$	$	$
Cash and cash equivalents	-	232,311	-	-	232,311	232,311
Marketable securities (note 6b)	-	-	33,465	-	33,465	33,465
Accounts receivable	15,409	14,914	-	-	30,323	30,323
Restricted cash (note 12)	-	-	2,071	-	2,071	2,071
Convertible debenture (note 6c) (1)	386	6,794	-	-	7,180	7,302
	15,795	254,019	35,536	-	305,350	305,472
Financial liabilities
Accounts payable and and accrued liabilities	-	-	-	32,132	32,132	32,132
Convertible notes (note 11) (2)	-	-	-	120,279	120,279	143,506
	-	-	-	152,411	152,411	175,638

(1)

The fair value of our convertible debenture receivable is estimated using the discounted cash flow method at market rates on the balance sheet date. The fair value of the conversion feature is estimated using an option pricing model.

(2)	The fair value of our convertible notes is estimated using average market quoted prices provided by market makers in the over-the-countermarket on the balance sheet date.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

	(a)	Fair value hierarchy

CICA Handbook Section 3862 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.

		Fair Value at December 31, 2010
	Total	Level 1	Level 2	Level 3
	$	$	$	$
Assets:
Marketable securities	33,465	33,465	-	-
Trade receivables from provisional invoices	15,409	-	15,409	-
Restricted cash	2,071	2,071	-	-
Embedded conversion option	386	-	386	-
	51,331	35,536	15,795	-

The three levels of the fair value hierarchy established by Section 3862 are as follows:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Restricted cash is valued using quoted market prices. Marketable securities, consisting of available-for–sale investments with no trading restrictions, are valued using a market approach based upon unadjusted quoted prices for identical assets in an active market obtained from securities exchanges. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

Trade receivables from provisional invoices for concentrate sales are included within Level 2, as they are valued using commodity quoted market prices as a basis for the valuation.

The embedded conversion option within the convertible debenture is included in Level 2 of the fair value hierarchy as it is valued using an option pricing model. This model requires a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves and credit spreads.

Level 3:

Inputs for the asset or liability are not based on observable market data. We include our investments in asset-backed commercial paper as Level 3 in the fair value hierarchy because they trade infrequently. We review these instruments periodically and estimate an impairment charge based on management’s best estimates, which are unobservable inputs. As at December 31, 2010 and 2009, the fair value was considered to be $nil.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

	(b)	Marketable Securities

At December 31, 2010, we held marketable securities designated as available-for-sale with total fair value of $33,465,000 (2009 - $17,863,000; 2008 - $10,923,000) which had a total cost of $8,604,000 (2009 - $7,732,000; 2008 - $8,533,000). The mark-to-market gain (loss) for these instruments at December 31 is as follows:

Available for sale	Mark-to-market gain (loss) in OCI
	2010	2009	2008
	$	$	$
Unrealized gain (loss) on marketable securities	17,142	8,712	(22,713)
Future tax expense (recovery) in OCI	(2,352)	(1,345)	3,503
	14,790	7,367	(19,210)
Realized gains recycled to net loss, net of tax $469 (2009 - $311; 2008 - $356)	(2,645)	(1,513)	(1,734)
Reclassification adjustment for unrealized impairment losses included in net loss, net of tax - $nil (2009 - $nil; 2008 - $466)	-	-	4,425
	12,145	5,854	(16,519)

Held for trading		Mark-to-market loss in net loss
	2010	2009	2008
	$	$	$
Loss on warrants held	-	-	(27)

Our warrants designated as held-for-trading expired in February 2009. At December 31, 2008, the warrants had a fair value of $nil, resulting in a mark-to-market loss of $27,000.

(c)	Convertible debenture receivable

In July 2008, we received a C$10 million convertible debenture from Aurcana Corporation (“Aurcana”) as part of the consideration we received for the sale of the Shafter Silver Project. In July 2009, Aurcana negotiated a revision to the coupon rate on the debenture from 3% per year to 1.5% in the first year and 4% per year thereafter. We received our first coupon payment of $134,000 on July 15, 2009. As a result of this restructuring, we recorded a write-down of $2,002,000 during the year ended December 31, 2009, including $118,000 of accrued interest and $1,884,000 on our convertible debenture receivable.

At December 31, 2010, the carrying value of the debenture was $7,180,000 (2009 - $6,081,000). Of this amount, $6,794,000 (2009 - $5,606,000) represents the carrying value of the note receivable component estimated using a discounted cash flow model method and $386,000 (2009 - $475,000) represents the fair value of the conversion feature.

For the year ended December 31, 2010, interest and accretion income of $1,253,000 (2009 - $999,000; 2008 - $493,000) was recorded in earnings in relation to the note receivable component and an unrealized loss of $102,000 (2009 - unrealized gain of $412,000; 2008 – unrealized loss of $1,389,000) was recorded in relation to adjusting the fair value of the conversion feature (note 18).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

	(d)	Financial Risk Management

Our activities expose us to a variety of financial risks, including credit risk, liquidity risk and market risk. From time to time, we may use foreign exchange contracts, commodity price contracts and interest rate swaps to manage exposure to fluctuations in foreign exchange, metal prices and interest rates. We do not have a practice of trading derivatives. In the past, our use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

Credit Risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. Our credit risk arises primarily with respect to our cash and cash equivalents, accounts receivable, convertible debenture receivable and value added tax recoverable. We have established internal policies to mitigate our exposure to credit risk, including limiting the concentration of credit risk, ensuring a minimum credit worthiness of customers and monitoring liquidity of available funds.

We manage our credit risk on cash and cash equivalents by investing only in government obligations and the credit risk associated with these investments is considered to be low. At December 31, 2010, there were no significant concentrations of credit risk outside of government bonds and no amounts were held as collateral.

During 2010, we sold all of our concentrate production to one customer. Our customer is a large international organization and our credit risk associated with trade receivables is considered to be low. We have not experienced any bad debts with this customer.

During the year ended December 31, 2009, we renegotiated the terms associated with our convertible debenture receivable (note 6(c)).

Argentinean law states that valued added tax (“VAT”) paid is recoverable once the company reaches the production stage. We commenced production at our Pirquitas property on December 1, 2009 and as a result, we have begun the process of applying to the Argentinean government to recover our VAT.

During the year ended December 31, 2010 we incurred $8,740,000 in export duties from the sale of silver concentrate for which repayment is being claimed. Owing to uncertainty over the recoverability of these duties the amount has been accrued in full and no receivable recognised, if these duties are recovered in the future we will recognize a gain in the statement of earnings for the amount recovered.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

Our maximum exposure to credit risk at December 31, 2010 is as follows:

	2010	2009
	$	$
Cash and cash equivalents	232,311	26,659
Accounts receivable	30,323	6,238
Convertible debenture receivable	6,794	5,606
Value added tax recoverable	70,782	54,095
	340,210	92,598

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities. We have in place a planning and budgeting process to assist in determining the funds required to support our normal operating requirements on an ongoing basis as well as our expansion plans. We manage liquidity risk by ensuring sufficient resources are available to meet short-term business requirements, taking into account our anticipated cash flows from operations and our cash and cash equivalent balances.

We ensure that there is sufficient capital to meet our long-term obligations by continuously monitoring and reviewing actual and forecasted cash flows, and match the maturity profile of financial assets to development, capital and operating needs. If necessary, we may raise funds through the issuance of debt, equity, or monetization of non-core assets. We believe our sources will be sufficient to cover our short-term and long-term cash requirements.

We enter into contracts that give rise to commitments for future minimum payments in the normal course of business. The following table summarizes the remaining undiscounted contractual maturities of our financial liabilities and operating and capital commitments at December 31, 2010:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	32,132	-	-	-	32,132
Asset retirement obligations	952	2,595	1,674	21,421	26,642
Long-term convertible note repayments i)	-	138,000	-	-	138,000
Interest on convertible notes i)	6,210	15,525	-	-	21,735
Capital expenditure commitments ii)	874	210	-	-	1,084
Operating expenditure commitments	8,332	8,854	-	-	17,186
Minimum rental and lease payments	520	678	-	-	1,198
	49,020	165,862	1,674	21,421	237,977

i)

Convertible notes are due in 2028 but are expected to be repaid in 2013. The notes bear an interest rate of 4.5% per annum and are convertible into common shares at a fixed conversion rate upon specified events.

ii)	Subsequent to year end we have entered into a capital expenditure commitment for $11.4 million which is expected to be paid during 2011.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

Market Risk

i)	Foreign Exchange Risk

We operate projects in seven different countries and therefore, foreign exchange risk exposures arise from transactions denominated in currencies other than our functional currency. Our foreign exchange risk arises primarily with respect to the Canadian dollar and Argentine peso.

As at December 31, our exposure to foreign exchange risk in currencies other than the U.S. dollar is as follows:

	December 31, 2010
	Cash and cash			Accounts
	equivalents and	Convertible	Value added	payable and
	restricted cash	debenture	tax recoverable	accrued liabilities
	$	$	$	$
Argentinean peso	9,588	-	70,775	(13,044)
Australian dollar	151	-	-	(12)
Canadian dollar	164,557	7,180	-	(5,984)
Mexican peso	487	-	7	(219)
Peruvian soles	278	-	-	(638)
	175,061	7,180	70,782	(19,897)

During the year, we recognized a foreign exchange gain of $1,239,000 (2009 – $4,993,000; 2008 –$200,000). Based on the above net exposures at December 31, 2010, a 10% depreciation or appreciation in all of the above currencies against the U.S. dollar would result in a decrease or increase, respectively, in our net earnings by $23,313,000.

ii)	Interest Rate Risk

Our interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents. Cash and cash equivalents earn interest based on market interest rates. Our convertible debenture receivable and long-term notes have fixed interest rates and are not exposed to interest rate risk.

As at December 31, 2010, the weighted average interest rate of our cash equivalents investment was 0.89% (2009 - 0.08%) . With other variables unchanged, a 1% increase (decrease) in the interest rate would increase (decrease) our net earnings by $613,000 (2009 - $643,000).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

6	FINANCIAL INSTRUMENTS (Cont’d)

iii)	Commodity Price Risk

Our profitability and long-term viability will depend, in large part, on the market price of silver, gold, tin, and zinc. The market prices for these metals are volatile and are affected by numerous factors beyond our control, including:

•	global or regional consumption patterns;
•	the supply of, and demand for, these metals;
•	speculative activities;
•	the availability and costs of metal substitutes;
•	expectations for inflation; and
•	political and economic conditions, including interest rates and currency values.

We cannot predict the effect of these factors on metal prices. A decrease in the market price of silver and other metals would affect the profitability of the Pirquitas Project and could affect our ability to finance the exploration and development of any of our other mineral properties. The market price of silver and other metals may be subject to significant fluctuations. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased silver production from mines developed or expanded as a result of current metal price levels.

7	OTHER INVESTMENTS

As at December 31, 2008, we had a total of $46,629,000 (C$57,102,000) invested in Canadian asset-backed commercial paper (“ABCP”). At the dates at which we acquired the investments, the non-bank sponsored ABCP was rated R-1 high by DBRS Limited, the highest credit rating for commercial paper. In August 2007, the ABCP market experienced liquidity problems and was subsequently frozen.

At December 31, 2008 we estimated the fair values of our ABCP investments using a valuation technique which incorporated a probability weighted approach applied to discounted future cash flows, which resulted in a write-down to fair value of $21,803,000. We recorded an impairment of $17,903,000 in 2008.

On January 28, 2009, we received restructured notes with a face value of C$57,142,000. At the time of receipt of the restructured notes, we also received a retroactive interest payment on our original notes covering the period from August 2007 to August 2008 of $1,630,000. During the year ended December 31, 2009, we received additional retroactive interest payments totalling $624,000 covering the period from September 2008 to January 2009 and $393,000 in interest payments on the restructured notes.

In November 2009, we sold our Class A-1 and A-2 ABCP notes for net proceeds of $20,107,000 (C$21,215,000) resulting in a loss on sale of $3,103,000. The carrying value of our remaining ABCP investment of $2,113,000 was written off during that year.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

8	VALUE ADDED TAX RECOVERABLE

We have recorded the value added tax (“VAT”) paid in Argentina and related to the Pirquitas property as a recoverable asset. Argentinean law states that VAT paid is recoverable once the company reaches the production stage. We commenced production at our Pirquitas property on December 1, 2009 and as a result, we have applied to the Argentinean government to begin to recover the VAT. The amount recoverable at December 31, 2010 is estimated to be $71,442,000 (2009 - $54,095,000) of which $667,000 is expected to be recovered within one year (2009 - $nil).

In countries where we have paid VAT and where there is uncertainty of the recoverability, the VAT payments have either been deferred within mineral property costs or expensed if it relates to mineral exploration. If we ultimately recover amounts that have been deferred, the amount received will be applied to reduce mineral property costs.

9	INVESTMENT ACCOUNTED FOR UNDER THE EQUITY METHOD

Pretium Resources Inc.

December 31, 2010
$
Common shares	187,202
Promissory note	39,069
226,271

On December 21, 2010 we completed the sale of our Snowfield and Brucejack projects to Pretium Resources Inc. (“Pretium”), in exchange for cash and common shares of Pretium, which represented a 41.27% ownership interest in Pretium as at December 31, 2010 (note 10b (i)). The Company’s interest in Pretium has been accounted for using the equity method.

As part of the sale proceeds we also received a promissory note. As at December 31, 2010 this promissory note has been included in the carrying value of the investment in Pretium as this most accurately reflects the substance of the instrument. The note is convertible into common shares of Pretium to the extent unpaid 40 days after closing and bears no interest (note 10b (i)).

These exploration stage properties have no current operations. The carrying amount represents the fair value of our investment in Pretium at initial recognition, adjusted for subsequent earnings or losses of Pretium from the date of ownership.

Share of loss of equity investee for the period from December 21, 2010 to December 31, 2010 was $4,669,000; of which $4,592,000 represents our share of stock based compensation charged by Pretium following the conversion of a preferred share with a carrying value of $1,500,000 into 2.5% of the issued and outstanding common shares of Pretium on a fully diluted basis at the date of the transaction. This expense was contingent upon the closing of the acquisition and has therefore been included as a transaction cost and reduces the gain on disposal of mineral properties in the consolidated statement of earnings (loss). The balance of $77,000 is presented as share of loss of equity investee.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10	MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT

		December 31, 2010			December 31, 2009
		Accum. Net Book			Accum. Net Book
	Cost	Amort.	Value	Cost	Amort.	Value
	$	$	$	$	$	$

Mineral properties
Depletable producing properties	179,774	(8,212)	171,562	180,636	(618)	180,018
Non-depletable exploration properties	205,557	-	205,557	191,047	-	191,047
	385,331	(8,212)	377,119	371,683	(618)	371,065
Construction in progress
Pirquitas, Argentina	8,695	-	8,695	8,015	-	8,015

Property, plant and equipment
Building, mining equipment and machinery	259,890	(33,427)	226,463	247,214	(15,431)	231,783
Other	3,405	(2,023)	1,382	3,268	(1,513)	1,755
	263,295	(35,450)	227,845	250,482	(16,944)	233,538

	657,321	(43,662)	613,659	630,180	(17,562)	612,618

The allocation of depreciation expense on property, plant and equipment was as follows:

	2010	2009	2008
	$	$	$
Consolidated Balance Sheets
Inventory	18,100	1,515	-
Mineral properties	124	13,224	735
	18,224	14,739	735

Consolidated Statements of Earnings (Loss)
General and administration	282	229	288

Total property, plant and equipment depreciation	18,506	14,968	1,023

In addition, during the year we recorded $7,594,000 (2009 - $618,000; 2008 - $nil) of depletion on producing properties which was allocated to inventory.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10	MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

At December 31, mineral property costs are as follows:

	December 31, 2010				December 31, 2009
	Acquisition	Exploration	Future tax	Total	Total
	costs	costs	effects
Exploration projects	$	$	$	$	$

Diablillos, Argentina	4,516	14,250	-	18,766	16,532
Bowdens, Australia	8,902	7,726	3,999	20,627	19,840
Snowfield, Canada b(i)	-	-	-	-	18,062
BruceJack, Canada b(i)	-	-	-	-	2,979
Sunrise, Canada	1,008	66	-	1,074	1,072
Challacollo, Chile	2,659	5,101	-	7,760	7,049
Pitarrilla, Mexico	17,745	60,090	5,125	82,960	62,739
San Marcial, Mexico	633	464	124	1,221	1,608
Veta Colorada, Mexico	3,688	1,155	285	5,128	4,690
Nazas, Mexico	504	919	-	1,423	-
San Agustin, Mexico	10	1,644	129	1,783	597
Berenguela, Peru	10,618	5,862	6,939	23,419	21,109
San Luis, Peru [a]	559	26,121	2,160	28,840	22,090
Candelaria, United States	2,434	3,588	348	6,370	6,061
Maverick Springs, United States	565	2,063	41	2,669	2,581
Other exploration projects	1,012	2,505	-	3,517	4,038

	54,853	131,554	19,150	205,557	191,047

Exploration project held for sale

Silvertip, Canada b(ii)	-	-	-	-	1,859

a)	The non-controlling interest results from the consolidation of the Reliant Ventures S.A.C in 2007 for the San Luis property in Peru, after we took control of the project.

b)	Disposition of mineral properties

i)

On December 21, 2010 we completed the sale of our 100% interest in the Snowfield and Brucejack properties located in British Columbia, Canada, to Pretium. Pretium became a publically traded company on the Toronto Stock Exchange (“TSX”) following the closing of its initial public offering (“IPO”) on December 21, 2010. Under the terms of the transaction, we received a total of 32,537,833 common shares of Pretium, representing 41.27% of its issued and outstanding common shares with a fair value of $191,869,000 (C$195,227,000) based on the IPO price of C$6.00 per share. We also received cash proceeds of $211,322,000 (C$215,020,000) before underwriters’ fees of $12,427,000 (C$12,645,000) and a non-interest bearing promissory note in the principal amount of $39,069,000 (C$39,753,000) which was to be automatically converted into common shares of Pretium at C$6.00 per share 40 days after closing to the extent not repaid by Pretium. Total consideration was $442,260,000 (C$450,000,000).

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

10	MINERAL PROPERTIES AND PROPERTY, PLANT AND EQUIPMENT (Cont’d)

On January 6, 2011 the underwriters exercised in part the over-allotment option to them in connection with the IPO. Pursuant to the terms of the promissory note, we received $16,673,000 (C$16,965,000), after underwriters’ fees, from partial repayment of it. On January 31, 2011 the balance of the promissory note was automatically converted into 3,625,500 common shares of Pretium in accordance with its terms. Following this conversion our ownership interest in Pretium was 42.31%.

In the year ended December 31, 2010 we recognised a gain on disposal of the mineral properties from this transaction of $388,761,000 net of selling costs of $5,922,000 (after tax gain $360,612,000). We are entitled to appoint two of Pretium’s five board members and have the right to maintain our ownership interest. Our interest in Pretium has been accounted for using the equity method (note 9).

ii)

In February 2010 we completed the sale of our 100% interest in the Silvertip property located in British Columbia, Canada to Silvercorp Metals Inc. (“Silvercorp”). Under the terms of the agreement, Silvercorp paid total consideration of $14,957,000, comprising cash of $7,125,000 and 1,200,000 common shares of Silvercorp with a fair value of $7,832,000, for an after tax gain of $13,073,000. This asset was classified as held for sale at December 31, 2009.

iii)

In June 2009, we sold our remaining 25% interest in the San Juan property located in Durango State, Mexico to Orko Silver Corp. (“Orko”). Under the terms of the agreement, Orko paid us total consideration of $202,000, consisting of 306,000 shares of Orko. The sale resulted in a gain of $167,000.

c)	Write-down of mineral properties

During the year ended December 31, 2009, we allowed our mineral rights for the La Bandera project ($58,000) in Mexico and Veca project ($319,000) in Peru to lapse. As a result, a $377,000 write-down of mineral property was recorded to loss for the year (note 18).

11	LONG-TERM CONVERTIBLE NOTES

In February 2008, we sold $138,000,000 in senior unsecured convertible notes (“Notes”) for net proceeds of $132,753,000 after payment of commissions and expenses related to the offering. The unsecured Notes mature on March 1, 2028 and bear an interest rate of 4.5% per annum, payable semi-annually. A portion of the Notes will be convertible into our common shares at a fixed conversion rate, subject to certain anti- dilution adjustments, only in the following events:

a.	during specified consecutive trading periods, if the market price of our common shares exceeds 130% of the conversion price of the Notes,
b.	the trading price of the Notes falls to 97% or less of the amount equal to the then prevailing price of our common shares, multiplied by the applicable conversion rate,
c.	the Notes are called for redemption,
d.	upon the occurrence of specified corporate transactions, or
e.	during specified periods in early 2013 and 2028.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

11	LONG-TERM CONVERTIBLE NOTES (Cont’d)

On conversion, holders of the Notes will receive cash and, if applicable, common shares (or, at our election, in lieu of such common shares, cash or any combination of cash and common shares). In addition, if certain fundamental changes occur to us, holders of the Notes may be entitled to an increased conversion rate. The principal amount will be repaid in cash and any excess value will be settled at the Company’s election in either cash or shares or a combination of the two. Any portion of the Notes not settled in cash will be convertible into the Company’s common shares at an initial conversion rate of 23.0792 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of approximately $43.33 per common share.

Holders of the Notes will have the right to require us to repurchase all or part of their Notes on March 1 of each of 2013, 2018 and 2023, and upon certain fundamental corporate changes. The repurchase price will be equal to 100% of the principal amount of the Notes being converted, plus accrued and unpaid interest to, but excluding, the repurchase date. Subject to specified conditions, we shall pay the purchase price in cash. On and after March 5, 2013, we may redeem all or part of the Notes for cash at a redemption price equal to 100% of the principal amount of the Notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. All principal and interest payments are denominated in U.S. Dollars. The face value of the Notes was allocated between debt and equity components at initial recognition for accounting purposes. The fair value of the debt portion of $99,144,000 was estimated using a discounted cash flow model method. The fair value of the equity component of $38,856,000 was estimated using the residual value method. The debt component of the Notes is accreted over an expected life of 5 years using the effective interest method. Total financing fees associated with the transaction were $5,246,000, of which $3,773,000 was charged to loss for the year ended December 31, 2008 and $1,473,000 was charged to equity.

At December 31, 2010, the carrying value of accrued interest related to the Notes was $2,076,000 (2009 - $2,076,000) and the long-term portion was $118,203,000 (2009 - $110,739,000).

During 2010, accretion expense and interest expense related to the convertible notes was $7,464,000 (2009 - $6,693,000) and $6,210,000 (2009 - $6,210,000) respectively. In aggregate, interest and accretion expense of $nil (2009 – $11,808,000) was capitalized to construction in progress and $13,674,000 (2009 - $1,095,000) was recognized as expense.

12	ASSET RETIREMENT OBLIGATIONS

Our asset retirement obligations relate to legal obligations associated with site restoration and clean-up costs of our various mineral properties. The properties that comprise the majority of the obligations are the Duthie and Silver Standard Mine properties located in British Columbia, Canada, Pitarrilla and Veta Colorada properties located in Mexico, San Luis in Peru and the Pirquitas property located in Argentina.

During the year ended December 31, 2010, we expensed $1,669,000 (2009 - $366,000; 2008 - $318,000) in on-going, non-legally required environmental and reclamation costs, accretion of asset retirement obligations and changes in the provision for asset retirement obligations.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

12	ASSET RETIREMENT OBLIGATIONS (Cont’d)

A reconciliation of the provision for asset retirement obligations at December 31 is as follows:

	2010	2009
	$	$

Balance, beginning of year	11,491	3,463

Liabilities settled during the year	(223)	(23)
Accretion expense	1,646	300
Foreign exchange (loss) gain	(84)	426
Revisions and new estimated cash flows	893	7,325

Balance, end of year	13,723	11,491

Balance sheet presentation
Current portion	955	341
Long-term portion	12,768	11,150

Balance, end of year	13,723	11,491

The provision for asset retirement obligations is based on the following key assumptions:

•	Present value of total asset retirement obligations is $13,723,000 (2009 - $11,491,000), reflecting expenditures over approximately the next 13 years
•	Total undiscounted value of these payments is $26,642,000 (2009 - $24,366,000)
•	Present value was determined using a credit adjusted risk-free rate of 9% - 12%
  At December 31, 2010, we have lodged $2,071,000 (2009 - $1,934,000) in security deposits with various government agencies in relation to our reclamation obligations. Of the amount lodged, $328,000 (2009 -$191,000) is in the form of cash deposits and $1,743,000 (2009 - $1,743,000) as security for a reclamation bond for the Candelaria property.
13	SHAREHOLDERS’ EQUITY

(a)	Capital Stock

At December 31, 2010, we had unlimited authorized common shares and 79,665,041 common shares issued and outstanding (2009 – 71,964,708). During the year, we closed public share offerings of 6,728,755 common shares at a price of $17.00 per share, for aggregate gross proceeds of $114,389,000. After deducting underwriting fees and offering expenses net of tax credits of $4,821,000, net proceeds were $109,568,000.

During the year ended December 31, 2009, we closed public share offerings of 8,823,529 common shares at a price of $17.00 per share, for aggregate gross proceeds of $150,000,000. After deducting underwriting fees and offering expenses of $9,165,000, net proceeds were $140,835,000.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	SHAREHOLDERS’ EQUITY (Cont’d)

(b)	Stock Options

We have a stock option plan for our employees, officers and self-employed consultants. The plan provides for the issuance of incentive options to acquire up to a total of 10% of the issued and outstanding common shares of the company. The exercise price of each option shall not be less than the closing market price of the company’s stock on the award date. The options can be granted for a maximum term of 10 years with vesting provisions determined by the company. Currently, the vesting periods range up to three years. New shares from treasury are issued on the exercise of stock options.

The changes in stock options issued are as follows:

		2010		2009		2008
	Number	Weighted	Number	Weighted	Number	Weighted
	of options	average	of options	average	of shares	average
		exercise		exercise		exercise
		price		price		price
		(C$/option)		(C$/option)		(C$/option)

Outstanding, beginning of year	5,271,118	26.40	5,016,250	26.37	4,419,350	27.77
Granted	605,000	17.82	889,500	24.18	810,000	15.47
Exercised	(971,578)	17.00	(385,632)	15.63	(186,100)	12.46
Forfeited	(200,670)	27.72	(249,000)	34.65	(27,000)	24.31
Outstanding, end of year	4,703,870	27.18	5,271,118	26.40	5,016,250	26.37
Exercisable, end of year	3,324,175	30.31	3,881,933	28.41	2,962,250	29.03

As of December 31, 2010, incentive stock options represent 5.9% (2009 – 7.3%) of issued and outstanding common capital. The aggregate intrinsic values of vested share options (the market value less the exercise value) at December 31, 2010 and 2009 were $20,242,000 (C$20,104,000) and $11,859,000 (C$12,412,000), respectively.

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

	Options outstanding			Options exercisable
		Weighted	Weighted average		Weighted
		average	remaining		average
Exercise prices	Options	exercise price	contractual life	Options	exercise price
(C$)	outstanding	(C$/option)	(years)	exercisable	(C$/option)

11.50 – 17.38	997,403	14.65	8.8	270,393	11.50
18.99 – 24.61	1,436,967	22.95	6.4	804,282	22.31
26.55 – 32.08	290,000	28.78	2.5	270,000	28.95
34.71 – 40.62	1,979,500	36.32	1.3	1,979,500	36.32
	4,703,870	27.18	4.4	3,324,175	30.31

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	SHAREHOLDERS’ EQUITY (Cont’d)

During the year ended December 31, 2010, 605,000 (2009 - 889,500) options were granted to employees and consultants at a weighted average strike price of C$17.82 (2009 - C$24.18) . The average fair value of the options granted in 2010 and 2009 were $9.40 (C$9.35) and $12.04 (C$12.60), respectively, based on the Black-Scholes option pricing model. We amortize the fair value of stock options on a graded basis over the respective vesting period of the stock options. At December 31, 2010, the non-vested stock option expense not yet recognized was $8,939,000 (2009 - $12,374,000) and this expense is expected to be recognized over the next 3 years.

The allocation of fair value of options was as follow:

	2010	2009	2008
	$	$	$
Consolidated Balance Sheets
Mineral property costs	331	228	61
Consolidated Statements of Earnings (Loss)
Stock based compensation	8,868	6,319	9,601

Total stock based compensation	9,199	6,547	9,662

The fair value of stock options for all options issued was estimated at the grant date based on the Black-Scholes option pricing model, using the following weighted average assumptions:

	2010	2009	2008

Expected dividend yield (%)	Nil	Nil	Nil
Average risk-free interest rate (%)	2.9	2.7	3.1
Expected life (years)	6.5	6.1	5.8
Expected volatility (%)	53	57	56

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise and the vesting period of the grants. Volatility was estimated based upon historical price observations over the expected term. Changes in the subjective input assumptions can materially affect the estimated fair value of the options.

(c)	Deferred Share Units

The Company has a Deferred Share Unit (“DSUs”) plan for non-executive Directors. DSUs are issued at the market value of our common shares at the date of grant. In addition, directors may elect to receive a portion of their annual compensation in the form of DSUs which are issued at the market value of our common shares on a quarterly basis. The DSUs vest immediately and are redeemable in cash on the date the director ceases to be a director of the Company. For the year ended December 31, 2010, a total of 39,398 (2009 – 38,000) DSUs were granted with a grant date fair value of $772,000 (2009 - $681,000). During the year ended December 31, 2010, 8,741 (2009 - 1,000) DSUs, with a weighted average fair value of $18.18 were exercised after the resignation of one of our directors.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

13	SHAREHOLDERS’ EQUITY (Cont’d)

As a result of the increase in our share price during the year, a fair value increase of $518,000 (2009 –$140,000) was recorded to general and administration expense. As at December 31, 2010, 90,361 (2009 – 59,704,) DSUs were outstanding with a fair value of $2,560,000 (2009 – $1,312,000) recorded in accrued liabilities.

(d)	Diluted Earnings (Loss) Per Share

The following table reconciles our basic and diluted earnings per share:

(expressed in thousands of US$, except per share amounts)	2010	2009	2008

Basic earnings (losses)	346,239	(13,193)	(5,946)
Diluted earnings (losses)	346,239	(13,193)	(5,946)

Weighted average shares outstanding (000s)	77,972	68,845	62,694
Effect of dilutive securities
Incremental shares from share options	384	-	-
Weighted average diluted shares outstanding	78,356	68,845	62,694

Basic earnings (loss) per share	4.44	(0.19)	(0.09)
Diluted earnings (loss) per share	4.42	(0.19)	(0.09)

The shares issuable pursuant to the terms of the convertible debenture have not been included in the calculation of diluted earnings (loss) per share as the impact would be anti-dilutive.

For the years ended December 31, 2009 and 2008 the effect of potential issuances of shares under options and warrants would have been anti-dilutive as a loss was reported and therefore basic and diluted loss per share were the same.

14	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, we recorded administrative, technical services and expense reimbursements of $31,000 (2009 - $453,000; 2008 - $1,276,000) from companies related by common directors or officers including our equity accounted investee. At December 31, 2010, accounts receivable include $22,000 (2009 - $35,000) from these related parties. Any amounts due from related parties are non- interest bearing and without specific terms of repayment. Any transactions for expense reimbursement with related parties are at normal business terms.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

15	CAPITAL RISK MANAGEMENT

Our objectives when managing capital are:

to safeguard our ability to continue as a going concern in order to pursue the development of our mineral properties to provide an adequate return to shareholders
to maintain a flexible capital structure which optimizes the cost of capital to meet our long term debt obligations

In order to facilitate the management of our capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flow. The annual and updated budgets are approved and monitored by the Board of Directors.

To maintain the capital structure, we may, from time to time, attempt to issue new shares, issue new debt or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our strategic plans and support operations through the current operating period.

16	INCOME TAXES

The income taxes shown on the Consolidated Statements of Earnings (Loss) differ from the amounts obtained by applying statutory rates due to the following:

	2010	2009	2008
Statutory tax rate	28.50%	30.00%	31.00%
	$	$	$
Earnings (loss) for the year before income taxes	369,536	(17,501)	12,022

Provision for income taxes based on statutory rates	105,318	(5,250)	3,727
Differences in foreign tax rates	(2,893)	(88)	2,432
Foreign exchange	(2,157)	868	(1,033)
Capital gain on disposal of mineral properties	(60,324)	-	-
Tax benefits not recognized (recognized) and other	(16,647)	162	12,842
	23,297	(4,308)	17,968

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

16	INCOME TAXES (Cont’d)

ii)

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our future tax assets and liabilities as of December 31 are as follows:

	2010	2009
	$	$
Future tax assets

Property, plant and equipment and resource properties	-	95

Capital and non-capital loss carry-forwards	3,119	16,492
Foreign resource pools	618	586
Share issuance costs	3,734	3,353
Other investments	10,849	10,602
Total future tax assets	18,320	31,128

Future tax liabilities
Resource properties	(40,710)	(44,534)
Marketable securities	(32,083)	(1,263)
Total future tax liabilities	(72,793)	(45,797)

Valuation allowance for future tax assets	(5,966)	(22,129)
Future income tax liability	(60,439)	(36,798)

Current	3,047	-
Non-current	57,392	36,798
Total	60,439	36,798

Future tax assets have been recognized to the extent the future taxable amounts related to taxable temporary differences for which a future tax liability is recognized can be offset. We believe it is more likely than not that we will realize the benefits of these deductible differences, net of the existing valuation allowance at December 31, 2010.

At December 31, the company has the following estimated tax operating losses:

	2010	2009
	$	$

Argentina	8,635	23,546
Australia	12,091	10,225
Canada	354	28,110
Chile	144	131
Mexico	53,962	45,043
Peru	1,222	439
U.S.A.	4,680	4,370

The operating losses expire between 2011 and 2029, with the exception of those for Chile and Australia which are available indefinitely to reduce future taxable income.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

17	SUPPLEMENTARY CASH FLOW INFORMATION

The following table summarizes the changes in operating working capital items, non-cash investing activities and interest and taxes paid during the years ended December 31, 2010, 2009 and 2008:

Decrease (increase) in non-cash working	2010	2009	2008
capital activities	$	$	$

Accounts receivable	(16,478)	(3,584)	(373)
Prepaid expenses and deposits	(3,767)	(907)	(1,692)
Inventory	(20,245)	(22,501)	-
Restricted cash	(201)	-	-
Accounts payable, accrued liabilities and current portion of asset retirement obligation	21,447	3,985	1,345
Accrued interest on convertible debt	-	10	2,229
Current portion of future income tax liability	3,047	(12,006)	11,338
	(16,197)	(35,003)	12,847

Non-cash investing activities
Promissory note received for sale of Snowfield and Brucejack properties	39,069	-	-
Shares received for sale of mineral properties	187,202	388	-
	226,271	388	-

Interest and taxes paid
Interest paid	6,210	6,210	3,117
Taxes paid	-	9,100	-
	6,210	15,310	3,117

18	OTHER INCOME (EXPENSE)

	Note	2010	2009	2008
		$	$	$

Gain (loss) on sale of marketable securities and other investments	6b, 7	3,114	(1,279)	2,090
Unrealized gain (loss) on financial instruments held-for-trading	6c	(102)	412	114
Write-down of marketable securities and other investments, net of interest received	6b, 7	-	534	(22,794)
Write-down of convertible debenture receivable	6c	-	(2,002)	-
Write down of mineral property and property, plant and equipment	10	(238)	(377)	-
Gain on sale of silver bullion	4	-	-	23,699
Other expenses		(61)	-	-
		2,713	(2,712)	3,109

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	SEGMENTED FINANCIAL INFORMATION

All of our operations are within the mining industry and our major product is silver concentrate. Our activities include the exploration and development of silver-dominant mineral properties located in seven countries and the production of silver concentrate at the Pirquitas mine in Argentina. The reported segments are those operations whose operating results are reviewed by the Chief Executive Officer on a regular basis. Our exploration activities have been aggregated and reported as a non-operating segment because total exploration assets exceeded 10% of our total consolidated assets.

Our reportable segments for the year ended December 31, 2010 are as follows:

		December 31, 2010
			Exploration and
		Pirquitas	Development	Corporate and
		Mine	Properties	Other	Total
		$	$	$	$

Revenue from external customers	(a)	112,256	-	-	112,256
Cost of sales		(75,971)	-	-	(75,971)
Depletion, depreciation and amortization		(26,327)	-	-	(26,327)
General and administration		-	-	(20,853)	(20,853)
Interest expense and financing fees		(242)	-	(13,674)	(13,916)
Gain on sale of mineral properties, and properties, plant and equipment		-	-	402,009	402,009
Other	(b)	(6,240)	(582)	(840)	(7,662)
Loss before income taxes		3,476	(582)	366,642	369,536
Income tax expense		(1,271)	-	(22,026)	(23,297)

Net earnings (loss)		2,205	(582)	344,616	346,239

Mineral properties, and property, plant and equipment		407,196	204,689	1,773	613,659

(a)	All revenues are attributed to sales in Argentina.
(b)

Other includes stock-based compensation, property examination and exploration, reclamation and accretion, investment income, foreign exchange gain (loss), other income (expenses) and share of loss of equity investee.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

19	SEGMENTED FINANCIAL INFORMATION (Cont’d)

		December 31, 2009
			Exploration and
		Pirquitas	Development	Corporate and
		Mine	Properties	Other	Total
		$	$	$	$

Revenue from external customers	(a)	5,442	-	-	5,442
Cost of sales		(5,926)	-	-	(5,926)
Depletion, depreciation and amortization		(2,039)	-	-	(2,039)
General and administration		(2)	(17)	(10,268)	(10,287)
Interest expense and financing fees		-	-	(1,095)	(1,095)
Gain on sale of mineral properties, and properties, plant and equipment		-	-	167	167
Other	(b)	110	(638)	(3,235)	(3,763)
Loss before income taxes		(2,415)	(655)	(14,431)	(17,501)
Income tax recovery (expense)		(685)	-	4,993	4,308
Net loss		(3,100)	(655)	(9,438)	(13,193)

Mineral properties, and property, plant and equipment		420,257	169,277	23,084	612,618

(a)	All revenues are attributed to sales in Argentina.
(b)	Other includes stock-based compensation, property examination and exploration, reclamation and accretion, investment income, foreign exchange gain (loss), and other income (expenses).

During the year ended December 31, 2010, 100% of our silver concentrate production was sold to one customer (note 6(d)).

Segmented assets by geographic location are as follows:

	December 31, 2010		December 31, 2009
	Mineral property		Mineral property
	costs and		costs and
	property, plant		property, plant
	and equipment	Total assets	and equipment	Total assets
	$	$	$	$

Argentina	425,962	570,752	436,789	518,493
Australia	20,841	20,992	20,054	20,191
Canada	1,773	502,038	23,084	76,111
Chile	8,116	8,131	7,868	7,875
Mexico	95,330	96,964	72,598	73,832
Peru	52,572	53,812	43,584	44,498
United States	9,065	9,328	8,641	8,925
	613,659	1,262,017	612,618	749,925

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

20	SUBSEQUENT EVENTS

On February 28, 2011 we reached an agreement to acquire the remaining 30% interest in the San Luis project from our joint venture partner, Esperanza Resources Corp. (“Esperanza”). Upon completion of the acquisition we will own 100% of the project. Under the terms of the agreement we will pay C$17 million in cash, transfer to Esperanza the 6.459 million shares of Esperanza that we own, and a 1% net smelter return royalty on future revenues. The full financial impact of this transaction has yet to be fully determined.

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Consolidated summarized balance sheets:

			2010			2009

	Canadian	Adjustments	U.S.	Canadian	Adjustments	U.S.
	GAAP		GAAP	GAAP		GAAP
	$	$	$	$	$	$

Assets
Current assets (a)i)	342,054	-	342,054	75,197	(1,859)	73,338
Convertible debenture	7,180	-	7,180	6,081	-	6,081
Value added tax recoverable	70,782	-	70,782	54,095	-	54,095
Mineral property costs (a)i)	377,119	(273,467)	103,652	371,065	(269,111)	101,954
Other property, plant and equipment (a)vi)	236,540	2,720	239,260	241,553	3,474	245,027
Other assets	2,071	-	2,071	1,934	-	1,934
Investment accounted for under the equity method	226,271	-	226,271	-	-	-

	1,262,017	(270,747)	991,270	749,925	(267,496)	482,429

Liabilities
Current liabilities	38,210	-	38,210	50,682	-	50,682
Long-term convertibles notes (a)vi)	118,203	-	118,203	110,739	-	110,739
Other liabilities (a)i)	73,832	(40,511)	33,321	51,318	(36,798)	14,520

	230,245	(40,511)	189,734	212,739	(36,798)	175,941

Shareholders’ Equity
Share capital (a)iii)	671,542	(950)	670,592	538,700	(950)	537,750
Value assigned to:
Long-term convertible notes (a)vi)	37,383	-	37,383	37,383	-	37,383
Stock options (a)v)	42,660	(4,186)	38,474	40,417	(4,186)	36,231
Contributed surplus	510	-	510	510	-	510
Accumulated other comprehensive income (a)ii)	1,515	8,147	9,662	(11,747)	6,264	(5,483)
Deficit (a)i), (a)ii), (a)iii), (a)vi)	277,666	(233,247)	44,419	(68,573)	(231,826)	(300,399)

	1,031,276	(230,236)	801,040	536,690	(230,698)	305,992

Non-controlling interest	496	-	496	496	-	496

	1,262,017	(270,747)	991,270	749,925	(267,496)	482,429

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of loss and other comprehensive income (loss):

	2010	2009	2008
	$	$	$

Earnings (loss) in accordance with Canadian GAAP	346,239	(13,193)	(5,946)
Mineral property costs for the year (a)i)	(47,695)	(27,997)	(37,763)
Operating costs (a)i)	-	(5,142)	-
Adjustment for depletion, depreciation and amortization (a)i)	3,370	(30)	-
Future income tax expense (recovery) on marketable securities (a)ii)	(1,883)	(1,034)	3,393
Reversal of future income tax expense (recovery), net of foreign exchange (a)i)	1,101	(985)	-
Financing fees on convertible notes (a)vi)	(754)	(126)	3,600
Gain on sale of mineral property (a)i)	44,440	221	6,948
Mineral costs written-off during the year (a)i)	-	377	-

Earnings (loss) in accordance with U.S. GAAP	344,818	(47,909)	(29,768)

Other comprehensive income (loss) in accordance with Canadian GAAP	13,262	7,822	(114,106)
Translation adjustment	-	-	48,948
Future income tax recovery (expense) on marketable securities (a)ii)	1,883	1,034	(3,393)

Other comprehensive income (loss) in accordance with U.S. GAAP	15,145	8,856	(68,551)

Total comprehensive income (loss) in accordance with U.S. GAAP	359,963	(39,053)	(98,319)

Weighted-average common shares (000’s)
Basic	77,972	68,845	62,694
Diluted	78,356	68,845	62,694

Earnings (loss) per share, expressed in U.S. dollars
Basic	4.42	(0.70)	(0.47)
Diluted	4.40	(0.70)	(0.47)

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

Consolidated summarized statements of cash flows:

	2010	2009	2008
	$	$	$
Cash flows from operating activities
Pursuant to Canadian GAAP	(11,110)	(39,943)	(19,093)
Mineral property costs (a)i)	(52,912)	(25,157)	(37,763)
Financing fees on convertible notes (a)vi)	-	-	3,600
Pursuant to U.S. GAAP	(64,022)	(65,100)	(53,256)

Cash flows from financing activities
Pursuant to Canadian GAAP	124,076	146,413	138,719
Financing fees on convertible notes (a)vi)	-	-	(3,600)
Pursuant to U.S. GAAP	124,076	146,413	135,119

Cash flows from investing activities
Pursuant to Canadian GAAP	92,686	(151,824)	(129,213)
Mineral property costs (a)i)	52,912	25,157	37,763
Pursuant to U.S. GAAP	145,598	(126,667)	(91,450)

a)

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), which differ in certain respects from those principles that we would have followed had our consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and requirements promulgated by the Securities and Exchange Commission (“SEC”) (collectively “U.S. GAAP”). The major differences between Canadian and U.S. GAAP and their effect on the consolidated financial statements are summarized below:

i)

Under Canadian GAAP, the costs of acquiring mineral properties and related development expenditures are deferred. Exploration expenditures are deferred if they are considered to meet the definition of an asset.

For U.S. GAAP purposes, all mineral property costs incurred during the exploration stage are expensed as incurred. Periodic option payments that meet the definition of a mineral property right, as defined in EITF 04-2, "Whether Mineral Rights are Tangible or Intangible Assets” (Codified within ASC 930), are viewed as a tangible asset and capitalized.

When proven and probable reserves have been determined for a property and a final feasibility study is prepared, any subsequent development costs incurred on the property such as those relating to constructing infrastructure necessary to extract the reserves and preparing the mine for production are capitalized. Any subsequent exploration expenditures associated with efforts to search for and establish mineral reserves beyond those already found, are expensed. Once in the production stage, all costs incurred to maintain the mine and the related equipment and facilities are expensed as incurred.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

In early April 2006, a Feasibility Study Update for the Pirquitas property was completed. This study defined proven and probable reserves and, as a consequence, subsequent development costs have been deferred under U.S. GAAP.

The commencement of production under Canadian GAAP is based on criteria pre-determined by management in regards to when the asset is considered to be available for use. The U.S. GAAP definition is not as broad, with production considered to be achieved with the extraction/production of saleable minerals from an ore body, regardless of the level of production. As a result of applying the U.S. GAAP definition, we have determined that production commenced for purposes of U.S. GAAP on November 1, 2009. Due to the timing of title transfer on shipments, there was no resulting GAAP difference related to revenues; however, additional operating costs of $5,142,000 have been recorded related to the month of November 2009.

On July 17, 2008, we closed the sale of the Shafter project (note 10). For Canadian GAAP, the sale resulted in a gain of $31,463,000 after deducting the carrying value of disposed assets and liabilities and transaction costs. For U.S. GAAP, the gain on sale of mineral property was increased by $6,948,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

In February 2010 the Company completed the sale of the Silvertip property (note 10). For Canadian GAAP, the sale resulted in a gain of $13,073,000 after deducting the carrying value of disposed assets and liabilities and transaction costs. For U.S. GAAP, the gain on sale of mineral property was increased by $1,859,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

During December 2010 we sold the Brucejack and Snowfield properties to Pretium resources Inc. We recognised a gain on disposal under Canadian GAAP for $388,761,000 ($360,612,000 after tax), net of selling costs of $5,922,000. For U.S. GAAP, the gain on sale of mineral properties was increased by $42,581,000, reflecting the lower carrying value of mineral property costs under U.S. GAAP.

For Canadian GAAP, cash flows relating to mineral property exploration and land use costs are reported as investing activities. For U.S. GAAP, these costs are characterized as operating activities.

ii)

Under Canadian GAAP, effective September 30, 2008, the Company adopted the provisions of EIC- 172, “Income Statement Presentation of a Tax Loss Carryforward Recognized Following an Unrealized Gain in Other Comprehensive Income”, which required the tax benefits recognized consequent to the recording of unrealized gains in comprehensive income to be recognized in net income. Under U.S. GAAP, no similar provisions exist and such tax benefits would be recorded in other comprehensive income (loss). For U.S. GAAP purposes, other comprehensive income would increase and income tax recovery would decrease by $1,883,000 for the year ended December 31, 2010 and $1,034,000 for the year ended December 31, 2009 as compared to an increase of other comprehensive loss and a decrease of income tax expense of $3,393,000 for the year ended December 31, 2008.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

iii)

Under Canadian GAAP, before the introduction of CICA 1581 and 1582, “Business Combinations”, the fair value of shares issued by an acquirer to effect a business combination was based on the quoted market price of shares at the date of acquisition. Under U.S. GAAP, the fair value of shares issued is based on the market price surrounding the date the business combination agreement is agreed to and announced.

iv)

Canadian GAAP provides for investments in jointly controlled entities to be accounted for using proportionate consolidation. Under U.S. GAAP, investments in incorporated joint ventures are to be accounted for using the equity method. Under an accommodation of the SEC, the accounting for joint ventures need not be reconciled from Canadian to U.S. GAAP. The different accounting treatment affects only the presentation and classification of financial statement items and not net income or shareholders’ equity.

v)

For U.S. GAAP purposes, we previously accounted for employee stock-based compensation arrangements using the intrinsic value method prescribed in Accounting Principles Board “APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations. Accordingly, since stock options are granted at exercise prices that are at or above the quoted market value of our common shares at the date of grant, there is no compensation cost recognized by the company for options granted to employees. We adopted the fair value based method of accounting for employee stock-based compensation under U.S. GAAP effective January 1, 2005 using the modified prospective transition method. Under this method, we recognized employee stock-based compensation beginning January 1, 2005 as if the fair value method had been used to account for all employee awards granted, modified, or settled in fiscal years beginning after December 15, 1994.

For Canadian GAAP purposes, we adopted, as of January 1, 2004, the CICA’s amendments to Section 3870, “Stock-Based Compensation and other Stock-Based Payments”, which required the fair value method to be applied to employee stock-based compensation.

Effective January 1, 2006, we adopted Statement of Financial Accounting Standard (“SFAS”) No. 123R, “Share Based Payment”, (“SFAS 123R”, Codified within ASC 718) for all employee stock- based awards granted, modified or settled after the effective date using the fair value measurement method. Compensation cost is recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period. For unvested awards outstanding as of the effective date, compensation was recognized based upon the grant-date fair value determined under SFAS No. 123 “Accounting for Stock-Based Compensation”. Upon adoption of SFAS 123R using the modified prospective method, there was no cumulative effect adjustment required and no differences exist between the accounting for employee stock-based compensation expense between Canadian and U.S. GAAP.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

vi)

The adoption of FASB Staff Position Accounting Principles Board 14-1 (“FSP APB 14-1”, Codified within ASC 470 and ASC 825) on January 1, 2009 resulted in the elimination of the Canadian and U.S. GAAP difference on all convertible debt balances with the exception of financing costs, which are expensed under Canadian GAAP and capitalized and amortized in accordance with U.S. GAAP. In addition, under U.S. GAAP, related financing costs are classified as financing activities. Accordingly, financing fees charged to net loss would decrease by $3,600,000 for the year ended December 31, 2008 and amortization of financing fees would increase by $126,000 for the year ended December 31, 2009, and $754,000 for the year ended December 31, 2010, representing amortization recorded to the income statement since the commencement of production on November 1, 2009.

The results of adopting this standard have been retrospectively applied in these consolidated financial statements.

b)	Other disclosures

The following additional information would be presented if these consolidated financial statements were presented in accordance with U.S. GAAP:

i) Accounts receivable

	2010	2009
	$	$

Value added tax recoverable	901	19
Other receivables	29,422	6,219
	30,323	6,238

ii)	Income Tax Uncertainty

The Company and its subsidiaries file federal income tax returns in Canada, the US, and several other foreign jurisdictions; the Company’s U.S. subsidiaries also file U.S. state tax returns where required by law. With few exceptions, the Company and its U.S. subsidiaries are no longer subject to Canadian federal, U.S. federal, state and local examinations by the tax authorities for years prior to 2005. The Company’s subsidiaries in other foreign jurisdictions, with few exceptions, are no longer subject to examination by the respective authorities for years prior to 2003.

Silver Standard Resources Inc.
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(tabular amounts expressed in thousands of United States dollars unless otherwise stated)

21	MATERIAL DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) (Cont’d)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	2010	2009
	$	$

Opening balance	3,150	347
Increases based on tax positions related to the current year	(177)	2,803
	2,973	3,150

If recognized, none of the unrecognized tax benefits would affect the effective tax rate due to the existence of valuation allowances against the related deferred tax assets.

The Company has not recognized interest accrued related to unrecognized tax benefits due to the forecasted loss carry forward amounts in relevant jurisdictions.